EXHIBIT 1.1
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AsiaSat

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
               (INCORPORATED IN BERMUDA WITH LIMITED LIABILITY)
                               (STOCK CODE: 1135)

           ANNUAL GENERAL MEETING HELD ON 18 MAY 2007 - POLL RESULTS


Asia Satellite Telecommunications Holdings Limited (the "Company") is pleased to announce the results of the poll taken at the 2007 Annual General Meeting (the "AGM") of the Company held on 18 May 2007 as follows::

------------------------------------------------------------------------------------------------------------
                                                                                     NO. OF VOTES
                         ORDINARY RESOLUTIONS                                       (APPROXIMATE %
                                                                                OF TOTAL SHARES VOTED)
------------------------------------------------------------------- -----------------------------------------
                                                                             FOR                   AGAINST
------------------------------------------------------------------- ----------------------- -----------------
1.     To adopt the  audited  Accounts  for the year ended 31 31         357,975,127                    0
       December  2006  and  the  Reports  of the  Directors  and            (100.00%)              (0.00%)
       Auditors thereon.
       ------------------------------------------------------------ ----------------------- -----------------
       The resolution was duly passed as an ordinary resolution.
-------------------------------------------------------------------------------------------------------------
2.     To declare a final  dividend  of HK$0.27  per share.  For         358,033,127                    0
       details, please see Explanatory Note 4.1 in the Notice of           (100.00%)               (0.00%)
       AGM.
       ------------------------------------------------------------ ----------------------- -----------------
       The resolution was duly passed as an ordinary resolution.
-------------------------------------------------------------------------------------------------------------
3.     To  re-elect  Director and authorise the Directors to fix         358,033,127                    0
       their remuneration.                                                  (100.00%)              (0.00%)
------------------------------------------------------------------- ----------------------- -----------------
       (a) To re-elect DING Yu Cheng as a Director.                      358,033,127                    0
                                                                            (100.00%)              (0.00%)
       ------------------------------------------------------------ ----------------------- -----------------
       The resolution was duly passed as an ordinary resolution.
-------------------------------------------------------------------------------------------------------------
       (b) To re-elect JU Wei Min as a Director.                         357,814,127              219,000
                                                                             (99.94%)              (0.06%)
       ------------------------------------------------------------ ----------------------- -----------------
       The resolution was duly passed as an ordinary resolution.
-------------------------------------------------------------------------------------------------------------
       (c) To re-elect KO Fai Wong as a Director.                        358,033,127                    0
                                                                            (100.00%)              (0.00%)
       ------------------------------------------------------------ ----------------------- -----------------
       The resolution was duly passed as an ordinary resolution.
-------------------------------------------------------------------------------------------------------------
       (d) To re-elect MI Zeng Xin as a Director.                        358,033,127                0
                                                                            (100.00%)              (0.00%)
       ------------------------------------------------------------ ----------------------- -----------------
       The resolution was duly passed as an ordinary resolution.
-------------------------------------------------------------------------------------------------------------
       (e) To re-elect James WATKINS as a Director.                      358,033,127                0
                                                                            (100.00%)              (0.00%)
       ------------------------------------------------------------ ----------------------- -----------------
       The resolution was duly passed as an ordinary resolution.
-------------------------------------------------------------------------------------------------------------
       (f)  To re-elect Ronald HERMAN as a Director.                     358,033,127                0
                                                                            (100.00%)              (0.00%)
       ------------------------------------------------------------ ----------------------- -----------------
       The resolution was duly passed as an ordinary resolution.
-------------------------------------------------------------------------------------------------------------
       (g) To re-elect John CONNELLY as a Director.                      358,033,127                0
                                                                            (100.00%)              (0.00%)
       ------------------------------------------------------------ ----------------------- -----------------
       The resolution was duly passed as an ordinary resolution.
-------------------------------------------------------------------------------------------------------------
       (h) To re-elect Mark CHEN as a Director.                          358,033,127                0
                                                                            (100.00%)              (0.00%)
       ------------------------------------------------------------ ----------------------- -----------------
       The resolution was duly passed as an ordinary resolution.
-------------------------------------------------------------------------------------------------------------
       (i)  To re-elect Nancy KU as a Director.                          358,033,127                0
                                                                            (100.00%)              (0.00%)
       ------------------------------------------------------------ ----------------------- -----------------
       The resolution was duly passed as an ordinary resolution.
-------------------------------------------------------------------------------------------------------------
4.     To re-appoint  PricewaterhouseCoopers  as Auditors of the         358,033,127                0
       Company  and   authorise   the  Directors  to  fix  their            (100.00%)              (0.00%)
       remuneration for the year ending 31 December 2007.
       ------------------------------------------------------------ ----------------------- -----------------
       The resolution was duly passed as an ordinary resolution.
-------------------------------------------------------------------------------------------------------------

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

-------------------------------------------------------------------------------------------------------------
                                                                                     NO. OF VOTES
                         ORDINARY RESOLUTIONS                                       (APPROXIMATE %
                                                                                OF TOTAL SHARES VOTED)
------------------------------------------------------------------- -----------------------------------------
                                                                             FOR                   AGAINST
------------------------------------------------------------------- ----------------------- -----------------
5.     To give a general  mandate to the  Directors to issue and         298,230,030           59,780,597
       dispose  of  additional   shares  in  the  Company;   not             (83.30%)             (16.70%)
       exceeding ten per cent of the issued share capital at the
       date of this Resolution.
       ------------------------------------------------------------ ----------------------- -----------------
       The resolution was duly passed as an ordinary resolution.
-------------------------------------------------------------------------------------------------------------
6.     To give a general  mandate to the  Directors  to exercise         331,244,817           26,788,310
       all the powers of the Company to  purchase  or  otherwise             (92.52%)              (7.48%)
       acquire  shares of  HK$0.10  each in the  capital  of the
       Company;  not  exceeding ten per cent of the issued share
       capital at the date of this Resolution.
       ------------------------------------------------------------ ----------------------- -----------------
       The resolution was duly passed as an ordinary resolution.
-------------------------------------------------------------------------------------------------------------
7.     To add the aggregate  nominal  amount of the shares which         311,247,080           46,763,547
       are  purchased  or otherwise  acquired  under the general             (86.94%)             (13.06%)
       mandate in Resolution (6) to the aggregate nominal amount
       of the  shares  which  may be issued  under  the  general
       mandate in Resolution (5).
       ------------------------------------------------------------ ----------------------- -----------------
       The resolution was duly passed as an ordinary resolution.
-------------------------------------------------------------------------------------------------------------

                                          SPECIAL RESOLUTION                     NO. OF VOTES
                                                                                 (APPROXIMATE %
                                                                             OF TOTAL SHARES VOTED)
------------------------------------------------------------------- -----------------------------------------
                                                                              FOR               AGAINST
------------------------------------------------------------------- ----------------------- -----------------
8.     To  amend  the  Bye-laws  of the  Company  as set  out in         352,941,127            5,092,000
       resolution (8) in the Notice of AGM.                                  (98.58%)             (1.42)%
       ------------------------------------------------------------ ----------------------- -----------------
       The resolution was duly passed as a special resolution.
-------------------------------------------------------------------------------------------------------------

As at the date of the AGM, the issued share capital of the Company was 391,135,500 shares, which was the total number of shares entitling the holders to attend and vote for or against all the resolutions proposed at the AGM. There were no restrictions on any shareholders to cast votes on any of the proposed resolutions at the AGM.

Computershare Hong Kong Investor Services Limited, the Company's branch share registrars in Hong Kong, was appointed by the Company as the scrutineer for the vote-taking at the AGM. By order of the Board

By order of the Board
ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
Sue Yeung
Company Secretary

Hong Kong, 18 May 2007

As at the date of this announcement, the Board comprises the following directors:

EXECUTIVE DIRECTORS:
Mr. Peter JACKSON (CHIEF EXECUTIVE OFFICER)
Mr. William WADE (DEPUTY CHIEF EXECUTIVE OFFICER)

NON-EXECUTIVE DIRECTORS:
Mr. MI Zeng Xin (CHAIRMAN)                   Mr. Ronald HERMAN (DEPUTY CHAIRMAN)
Mr. DING Yu Cheng                            Mr. John CONNELLY
Mr. JU Wei Min                               Mr. Mark CHEN
Mr. KO Fai Wong                              Ms. Nancy KU

INDEPENDENT NON-EXECUTIVE DIRECTORS:
Prof. Edward CHEN                            Mr. Robert SZE
Mr. James WATKINS

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

Please  also  refer  to the  published  version  of  this  announcement  in The
Standard.


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